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                                   TELEPHONE: +81 3 3214 6522   TOKYO, LONDON, BEIJING,
                                   FACSIMILE: +81 3 3214 6512   SHANGHAI, HONG KONG,
                                                                SINGAPORE, BRUSSELS
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July 25, 2005                                     Writer's Direct Contact
                                                  +81-3-3214-6714
                                                  syukevich@mofo.com

By EDGAR Transmission
and Overnight Delivery

Michael Moran, Esq.
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  WACOAL CORP.
     FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2005
     FILED JULY 8, 2005
     FILE NO. 0-11743

Dear Mr. Moran:

On behalf of Wacoal Corp., a Japanese corporation (the "Company"), we, as counsel to the Company, are providing you with the following information and comments based upon information provided to us by the Company in response to the letter dated July 14, 2005 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "Staff") regarding the Company's above-referenced annual report (the "Annual Report").

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company's responses set forth below corresponds to the numbering in the Comment Letter.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

1. WE NOTE THAT YOU DISCONTINUED SELLING PREFABRICATED HOUSES IN FISCAL 2005. PLEASE TELL US WHY YOU HAVE NOT PRESENTED DISCONTINUED OPERATIONS.

Response

The Company's prefabricated housing business was a very small line of business for the Company - for example, the prefabricated housing business represented less than 1% of the

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[MORRISON & FOERSTER LOGO]

Michael Moran
July 25, 2005
Page Two


Company's overall assets, sales and net profit for the last 3 fiscal years - and was unrelated to the Company's core apparel business. For this reason, the Company believes that presenting discontinued operations information for the prefabricated housing business in the Annual Report would not provide investors with useful information, and may suggest to investors that discontinuing the prefabricated housing business was more important to the Company than it actually was.

2. WE NOTE THAT YOU HAVE INCLUDED A REPORT THAT IS QUALIFIED. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO PROVIDE THE INFORMATION REQUIRED BY SFAS 131 AND REVISE YOUR FILING TO INCLUDE AN UNQUALIFIED AUDIT REPORT.

Response

The Company believes that its audited annual financial statements included in the Annual Report comply with the requirements of Item 17 of Form 20-F, even though the audit report relating to the financial statements is qualified for non-compliance with SFAS 131. The Company thus believes that revising its financial statements to permit removal of the qualification in the audit report is not required for the financial statements and the report to comply with the requirements of Item 17.

We refer to Instruction 3 to Item 17 of Form 20-F, which permits the audit report covering the Company's financial statements to be qualified for non-compliance with SFAS 131 if certain conditions are met:

     "3. If the registrant presents its financial statements according to generally accepted accounting principles in the United States except for SFAS No. 131 and if it furnishes the information relating to categories of activity required by Items 4.B.1 and 4.B.2 of Form 20-F, then such financial statements will be considered to comply with this Item, even if the auditor's report is qualified for noncompliance with SFAS No. 131. Such report and financial statements, however, must comply with all other applicable requirements."

The Company believes that its financial statements and the related audit report included in the Annual Report satisfy the conditions specified in Instruction 3:
(i) the Company presents its financial statements according to U.S. GAAP except for SFAS No. 131, (ii) the Annual Report contains the information relating to categories of activity required by Items 4.B.1 and 4.B.2 of Form 20-F, and (iii) the financial statements and related audit report included in the Annual Report comply with all other applicable requirements.


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[MORRISON & FOERSTER LOGO]

Michael Moran
July 25, 2005
Page Three


     Should you have any further questions or comments regarding the Annual Report, please direct them to me at my telephone number provided above.


                                        Very truly yours,

                                        /s/ Stan Yukevich

                                        Stan Yukevich



cc:    Mr. Haruo Murata, Wacoal Corp.

                         ACKNOWLEDGEMENT OF WACOAL CORP.

                                                                   July 27, 2005

Reference is made to the Comment Letter of the Staff with respect to the Annual Report of Wacoal Corp. (the "Company"), as defined in the attached response letter of our counsel, Morrison & Foerster LLP, dated the date hereof.

In response to the Staff's request contained in the Comment Letter, the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure contained in the Annual Report.

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Annual Report.

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.



                                     WACOAL CORP.
                                     (Company)


                                     By: /s/ Ikuo Otani
                                         -----------------------------------
                                         Ikuo Otani
                                         Corporate Officer
                                         Director of Finance, Corporate Planning